SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Woori Finance Holdings Co., Ltd.

203 Hoehyon-dong, 1-ga Chung-gu

Seoul, 100-792, Korea

March 10, 2009

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Pal-Seung Lee Chairman and CEO Woori Financial Group 203, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

Description

1. Date and Time	March 27, 2009 9 A.M., Seoul time.

2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea

3. Agenda

A.     Approval of non-consolidated financial statements for the fiscal year 2008

B.     Approval of modifications to the Articles of Incorporation

C.     Appointment of non-standing directors

D.     Appointment of candidates for the members of the Audit Committee

E.     Approval of directors’ compensation limit

Reference Document for the Exercise of Voting Rights

A. Approval of non-consolidated financial statements for the fiscal year 2008

(units: millions of won)

Items	2008	2007
Total Assets	15,620,192	15,191,656
Cash and Due from Banks	119,350	32,502
Securities	15,285,356	15,062,711
Loans	169,150	—
Tangible Assets	566	438
Other Assets	45,770	96,005
Total Liabilities	3,412,854	2,129,288
Borrowings	3,393,702	2,116,679
Other Liabilities	19,152	12,609
Total Stockholder’s Equity	12,207,338	13,062,368
Common Stock	4,030,077	4,030,077
Capital Surplus	186,959	187,554
Capital Adjustment	(57,219)	(55,812)
Accumulated Other Comprehensive Income	724,373	1,842,300
Retained Earnings	7,323,149	7,058,249
Operating Income	666,267	2,080,957
Operating Expenses	210,455	141,584
Operating Profit	455,812	1,939,374
Pre-tax Profit	454,478	1,943,561
Net Profit	454,478	1,943,561
Unappropriated Retained Earnings	379,848	1,948,068
Appropriation of Retained Earnings	379,000	2,034,623
Legal Reserve	—	203,119
Dividends	—	201,503
Voluntary Reserve	379,000	1,630,000
Unappropriated Retained Earnings carried over to subsequent year	848	(86,554)

B. Approval of modifications to the Articles of Incorporation

1.	Article 8-2 of the AOI (Number and Description of Preferred Shares)

a.	Article 8-2, Paragraph 3 and 4 will be amended to (i) allow the issuance of participating or non-participating, cumulative or non-cumulative preferred shares and (ii) allow the effective period of the preferred shares to be fixed at a period of 1 to 50 years from the issuance date. Currently, Woori Financial Holdings is authorized to issue only participating and cumulative preferred shares for an effective period to be fixed at a period of 1 to 10 years from the issuance date.

b.	The proviso in Article 8-2, Paragraph 7 currently specifies that, if “preferred shares” are issued but no prescribed dividends have been paid with respect to such “preferred shares” during their effective period, the effective period of such “preferred shares” may be extended until the completion of dividend distribution. In this regard, the reference to “preferred shares” in the foregoing proviso will be replaced with “cumulative preferred shares”.

c.	Article 8-2 will be amended to allow the issuance of preferred shares without a fixed effective period, notwithstanding Article 8-2, Paragraph 7.

2.	Article 8-3 of the AOI (Number and Description of Redeemable Shares)

Article 8-3, Paragraph 2 will be amended to allow the redemption date of redeemable shares to be fixed within the scope of 1 to 50 years from the issuance date instead of 1 to 10 years, as currently provided.

3.	Article 8-4 of the AOI (Number and Description of Convertible Shares)

Article 8-4, Paragraphs 3 and 4, which addresses the non-voting rights and the dividend distribution ratio of convertible shares, will be deleted in their entirety as such items are addressed in Article 8-2.

4.	Article 9 of the AOI (Types of Share Certificate)

Article 9 will be amended to allow share certificates to be split or combined pursuant to shareholder requests.

5.	Article 10 of the AOI (Preemptive Right)

a.	The reference to “Article 189-3 of the Securities Exchange Act” in Article 10, Paragraph 2, Subparagraph 1 will be replaced with “the Financial Investment Services and Capital Market Act” pursuant to a change in the applicable law.

b.	Reference to “Article 189-4 of the Securities Exchange Act” in Article 10, Paragraph 2, Subparagraph 2 will be replaced with “the Commercial Act” pursuant to a change in the applicable law.

c.	Reference to “Article 191-7 of the Securities Exchange Act” in Article 10, Paragraph 2, Subparagraph 3 will be replaced with reference to “the Financial Investment Services and Capital Market Act” pursuant to a change in the applicable law.

d.	Reference to “Article 192 of the Securities Exchange Act” in Article 10, Paragraph 2, Subparagraph 6 will be replaced with reference to “the Financial Investment Services and Capital Market Act” pursuant to a change in the applicable law.

6.	Article 11 of the AOI (Stock Options)

a.	The reference to “Securities Exchange Act” in Article 11, Paragraph 1 will be replaced with “Commercial Act”.

b.	Article 11, Paragraph 1 will be amended to clarify that the stock options that may be granted by a resolution of the Company’s board of directors may only be granted to parties that are not directors of the Company.

c.	The reference to “KOSDAQ-listed company” in Article 11, Paragraph 2 will be deleted.

d.	Article 11, Paragraph 2 will be amended to provide that individuals who are prohibited from receiving stock options under the Commercial Act shall not be granted stock options. In connection therewith, Article 11, Paragraph 2, Subparagraphs 1 and 2 will be deleted.

e.	The reference to “Securities Exchange Act” in Article 11, Paragraph 3 will be replaced with “Commercial Act” pursuant to a change in the applicable law.

f.	Article 11, Paragraph 8, Subparagraph 3 will be replaced with the following: “When the exercise of stock options cannot be complied with due to bankruptcy, etc., of the Company”.

g.	Article 11, Paragraph 8, Subparagraph 4 will be newly added and state as follows: “When any of the causes for cancellation as specified in the stock option contract with the stock option grantee is triggered”.

7.	Article 13 of the AOI (Alteration of Entries)

The reference to “Regulations on Alteration of Registry on Securities by the transfer agent” in Article 13, Paragraph 4 will be replaced with the “Regulations for Securities Agency Business of the Transfer Agent”.

8.	Article 16 of the AOI (Issuance of Convertible Bonds)

a.	Article 16, Paragraph 1, Subparagraph 2 will be amended to allow the issuance of convertible bonds to foreign investors, domestic and foreign financial institutions and business partners for purposes such as introducing advanced financial techniques and entering into strategic business partnerships due to a managerial need. Currently, Article 16, Paragraph 1, Subparagraph 2 provides that convertible bonds may be issued for “the purpose of foreign investment pursuant to the Foreign Investment Promotion Act, due to a managerial need”.

b.	The references to “Article 192 of the Securities Exchange Act” in Article 16, Paragraph 1, Subparagraphs 5 and 6 will be replaced with “the Financial Investment Services and Capital Market Act” pursuant to a change in the applicable law.

9.	Article 17 of the AOI (Issuance of Bonds with Warrant)

a.	Article 17, Paragraph 1, Subparagraph 2 will be amended to allow the issuance of bonds with warrants to foreign investors, domestic and foreign financial institutions and business partners for purposes such as introducing advanced financial techniques and entering into strategic business partnerships due to a managerial need. Currently, Article 17, Paragraph 1, Subparagraph 2 provides that bonds with warrants may be issued for “foreign investment pursuant to the Foreign Investment Promotion Act, due to a managerial need”.

b.	The references to “Article 192 of the Securities Exchange Act” in Article 17, Paragraph 1, Subparagraphs 5 and 6 will be replaced with “the Financial Investment Services and Capital Market Act” pursuant to a change in the applicable law.

10.	Article 21 of the AOI (Notice of Convening a Meeting)

a.	Article 21, Paragraph 1 will be amended to require that the notice convening a general meeting of shareholders must include the meeting date, time, place of the meeting, purpose of the meeting and management information as specified in Article 542-4, Paragraph 3 of the Commercial Act. Currently, Article 21, Paragraph 1 does not include a reference to Article 542-4, Paragraph 3 of the Commercial Act.

b.	Article 21, Paragraph 2 will be amended to allow the Company to provide the notice required under Article 21, Paragraph 1 by disclosing the notice through the electronic disclosure system operated by the Financial Supervisory Commission or the Korea Exchange (in lieu of providing a direct written or electronic notice to the shareholders). Currently, Article 21, Paragraph 2 allows only public notices in two or more daily newspapers as an alternative method of notice.

c.	The reference to the “Securities Exchange Act” in Article 21, Paragraph 3 will be replaced with reference to the “Commercial Act” pursuant to a change in the applicable law.

d.	Article 21, Paragraph 3 will be amended to require that the management information be published and placed in a manner as prescribed under the Commercial Act.

11.	Article 30 of the AOI (Number of Directors)

Article 30 will be amended to classify directors as standing directors, outside directors and other non-standing directors. Currently, the directors are classified into standing directors and outside directors only.

12.	Article 31 of the AOI (Election of Directors)

a.	Article 31, Paragraph 1 will be amended to replace “standing directors” with “directors”.

b.	Article 31, Paragraph 2 will be amended to include the following language at the beginning of the paragraph: “Notwithstanding Paragraph 1 of this Article,”.

13.	Article 32 of the AOI (Term of Directors)

a.	Article 32, Paragraph 1 will be amended to replace references to “standing director” with “director”.

b.	Article 32, Paragraph 1-2 will be newly added and provide as follows: “The term of a director who also holds the position of representative director of a subsidiary shall be equal to his/her term as the representative director of such subsidiary; provided, however, that the foregoing shall only apply if his/her term as the representative director of such subsidiary is shorter than his/her term as a director of the Company”.

c.	Article 32, Paragraph 2 will be amended to include the following language at the beginning of the paragraph: “Notwithstanding Paragraph 1 of this Article,”.

d.	The reference to “Paragraphs 1 and 2” in Article 32, Paragraph 2 will be replaced with “Paragraphs 1, 1-2 and 2”.

14.	Article 34 of the AOI (Election of Representative Director)

Article 34 will be amended to provide that the representative director / president shall be appointed by a resolution of the general meeting of shareholders. Currently, Article 34 provides that such appointment shall be made by a resolution of the board of directors.

15.	Article 45 of the AOI (Organization of Audit Committee)

Article 45 will be amended to require that audit committee members must be a director and be appointed pursuant to a resolution of the shareholders meeting. Currently, Article 45 does not provide that an audit committee member must also be a director.

16.	Article 46 of the AOI (Duties of Audit Committee)

Article 46 will be amended to include a new provision that prohibits the board of directors from overruling a decision of the audit committee.

17.	Article 51-2 of the AOI (Retirement of Shares)

a.

The references to “Article 189-2, Paragraph 1 of the Securities Exchange Act” and “Article 189-2, Paragraph 1, Item 1 of the Securities Exchange Act” in Article 51-2, Paragraph 3, Subparagraph 1 will be replaced with “Financial Investment

Services and Capital Market Act”, and, reference to “the Enforcement Decree under the Securities and Exchange Act” therein will be replaced with “the Enforcement Decree under the Financial Investment Services and Capital Market Act”, pursuant to a change in the applicable law.

b.	The reference to “the Enforcement Decree under the Securities and Exchange Act” in Article 51-2, Paragraph 3, Subparagraph 2 will be replaced with “the Enforcement Decree under the Financial Investment Services and Capital Market Act”, pursuant to a change in the applicable law.

- The above modifications to the Articles of Incorporation shall take effect from March 27, 2009.

C. Appointment of non-standing directors

Name	Date of Birth	Term /Appointment	Career & Academic Background
Min Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University

Hi Taek Shin	Aug. 6, 1952	1 year / Re-appointment

- Current) Professor of College of Law, Seoul National University

- Lawyer, Kim & Chang Law Firm

- Bachelor of Laws, Seoul National University

- Master of Laws, Seoul National University

- J.S.D at Yale Law School

Hi Bock Kang	June 14, 1946	1 year / New appointment

- Current) Executive Director, Market Economy Research Institute

- Chief Executive Officer, Korea Minting and Security Printing Corporation

- Bachelor of Public Administration, Seoul National University

- Graduate School of Public Administration, Seoul National University

Young Ho Lee	Jan. 19, 1949	1 year / New appointment	- Current) Advisor, Kim & Chang Law Firm - Chairman, Market Oversight Commission of Korea Exchange - Assistant Governor, Financial Supervisory Service - Bachelor of Laws, Korea University

Hak Jin Kim	Nov. 24, 1956	1 year / New appointment

- Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation

- General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation

- Bachelor of Economics, Chung-Ang University

Doo Hee Lee	Jun. 12, 1957	1 year / New appointment

- Current) Professor of College of Business Administration, Korea University

- President, Korea Advertising Society

- Bachelor of Business Administration, Korea University

- Master of Business Administration, University of Wisconsin-Madison

- Ph.D. in Business Administration, University of Wisconsin-Madison

Hun Lee	Dec. 8, 1961	1 year / New appointment	- Current) Co-Head, The Lawyers for Citizens - Lawyer, Barun Law - Bachelor of Law, Chung-Ang University

D. Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Min Joon Bang	1 year / Re-appointment
Hi Taek Shin	1 year / Re-appointment
Young Ho Lee	1 year / New appointment
Doo Hee Lee	1 year / New appointment

E. Approval of directors’ compensation limit

Item	2009	2008
Compensation Limit	4 billion won	4 billion won

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 10, 2009	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director